Exhibit 99.5

WARRANT AGREEMENT

This WARRANT AGREEMENT (this “Agreement”) is made and entered into as of January 31, 2022 by and among Centogene N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company”), and the Investors identified on Schedule 1 attached hereto (each an “Investor” and collectively the “Investors”).

Recitals

A.       The parties hereto have entered into a Securities Purchase Agreement dated the date of this Agreement (the “Securities Purchase Agreement”) relating to the purchase by the Investors of common shares in the capital of the Company, nominal value €0.12 per share (“Common Shares”).

B.       As an inducement for the Investors to enter into the Securities Purchase Agreement, the Company has agreed to issue the Warrants (as defined below) to the respective Investors upon the terms and subject to the conditions stated in this Agreement.

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.       Definitions. For the purposes of this Agreement, capitalized terms and expressions shall have the meanings attributed to them in the Securities Purchase Agreement, unless otherwise defined herein as set forth below:

“Exercise Notice” means a notice to exercise one or more Warrants, substantially in the form of the template attached as Exhibit A attached hereto.

“Exercise Price” means an exercise price per Warrant equal to USD 7.72.

“Maturity Date” means December 31, 2026.

“Warrant Holder” means a holder of one or more Warrants.

“Warrant Shares” means the Common Shares issuable to a Warrant Holder upon the exercise by such Warrant Holder of one or more of its Warrants in accordance with the terms of this Agreement.

“Warrants” means the warrants exercisable for Common Shares subject to the terms of this Agreement.

2.       Warrants.

2.1.       The Company hereby grants to each Investor the number of Warrants specified opposite each such Investor’s name in Schedule 1 attached hereto and each Investor hereby accepts the same from the Company.

2.2.       The Warrants shall not be transferable except with the prior written consent of the Company. However, provided that (i) each Investor may transfer, without the prior written consent of the Company, one or more of its Warrants to any of its Affiliates, provided that any rights arising from such Warrants may only be exercised by such Affiliate after the Company has received written notice of such transfer from the Investor, and (ii) in case prior to the Maturity Date an Investor has given written notice to the Company and the other Investors that it waives its right to exercise all or part of it Warrants, the other Investors shall be entitled to exercise an additional number of Warrants (on a pro-rata basis) equal to the number of Warrants waived by such Investor on the terms and conditions of this Agreement.

2.3.       In the event of a variation of the composition of the Company’s issued share capital, including as a result of a share split, a reverse share split, a redenomination of the nominal value of any Common Shares or a stock dividend (but excluding issuances of Common Shares for valuable consideration), the Company shall concurrently adjust all unexercised Warrants to reflect such variation equitably by adjusting the Exercise Price and/or the number of underlying Warrant Shares per Warrant to the extent relevant.

2.4.       Any Warrants that have not been exercised in accordance with the terms of this Agreement on or prior to the Maturity Date shall expire and become null and void without any form of compensation by the Company.

3.       Exercise.

3.1.       Warrants may be exercised at any time on or prior to the Maturity Date. Warrants may be exercised in one or more tranches. A Warrant may only be exercised by the Warrant Holder recorded as holding such Warrant in the Company’s records.

3.2.       A Warrant Holder may exercise its Warrants, in whole or in part, by delivering a duly executed Exercise Notice to the Company, specifying the number of Warrants being exercised by it together with the aggregate Exercise Price for such Warrants as contemplated by Section 3.3.

3.3.       Upon the exercise of one or more Warrants by a Warrant Holder, that Warrant Holder shall pay an amount equal to the Exercise Price multiplied by the number of Warrants so exercised in cash via wire transfer of immediately available funds into the Company’s bank account, immediately upon the Warrants being exercised. The Company hereby irrevocably consents to payment of the Exercise Price in a currency other than the Euro.

3.4.       An Exercise Notice, once issued, shall be irrevocable and shall constitute a binding agreement between the relevant Warrant Holder and the Company, enforceable in accordance with its terms.

3.5.       When one or more Warrants are exercised by a Warrant Holder in accordance with the terms of this Agreement, the relevant number of Warrant Shares underlying those Warrants shall be issued by the Company to such Warrant Holder within three (3) Business Days following the receipt by the Company of the duly executed Exercise Notice and the payment of the relevant Exercise Price for such Warrants into the Company’s bank account. The Company shall cause all Warrant Shares to be recorded in the registers of the Transfer Agent in book entry form promptly after their issuance.

4.       Representations and Warranties of the Company. Without prejudice to the representations and warranties given by the Company in the Securities Purchase Agreement and except as otherwise expressly contemplated by the SEC Filings, which qualify these representations and warranties in their entirety, as of the date hereof and on each date when Warrant Shares are issued:

4.1.       Organization, Good Standing and Qualification. The Company is an entity duly incorporated and validly existing as a public company with limited liability (naamloze vennootschap) under the laws of the Netherlands, with the requisite corporate power and authority to own or lease and use its properties and assets, to execute and deliver this Agreement, to carry out the provisions of this Agreement, to grant the Warrants and to issue the Warrant Shares and to carry on its business as presently conducted as described in the SEC Filings. Each of the Company’s Subsidiaries required to be disclosed pursuant to Item 19, Instruction 8 in an exhibit to its annual report on Form 20-F filed with the SEC for the year ended December 31, 2020 (the “Subsidiaries”) is an entity duly incorporated or otherwise organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of the jurisdiction of its incorporation or organization, as applicable, and has all requisite power and authority to carry on its business to own and use its properties. Neither the Company nor any of its Subsidiaries is in violation or default in any material respect of any of the provisions of its respective articles of association, charter, certificate of incorporation, bylaws, limited partnership agreement or other organizational or constitutive documents. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign entity and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification necessary, except to the extent any failure to so qualify has not had and would not reasonably be expected to have a Material Adverse Effect.

4.2.       Authorization. The Company has the requisite corporate power and authority and has taken all requisite corporate action necessary for, and no further action on the part of the Company, its officers, managing directors, supervisory directors and shareholders is necessary for, (i) the authorization, execution and delivery of this Agreement, (ii) the authorization of the performance of all obligations of the Company hereunder or thereunder, and (iii) the granting of the Warrants and the issuance of the Warrant Shares. This Agreement, upon execution and delivery by the Company, assuming due authorization, execution and delivery by the Investors, constitute valid and binding obligations of the Company enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, (b) general principles of equity that restrict the availability of equitable remedies and (c) to the extent that the enforceability of indemnification provisions may be limited by applicable laws.

4.3.       Valid Issuance. The Warrants are duly and validly granted, free and clear of all encumbrances and restrictions (other than those created by the relevant Warrant Holder), except for restrictions on transfer set forth in the Registration Rights Agreement or imposed by applicable law. Upon the issuance of Warrant Shares pursuant to an exercise of one or more Warrants in accordance with the terms of this Agreement, such Warrant Shares will be duly and validly issued, free and clear of all encumbrances and restrictions (other than those created by the relevant Warrant Holder), except for restrictions on transfer set forth in the Registration Rights Agreement or imposed by applicable law. Upon the issuance of Warrant Shares, when paid for pursuant to this Agreement, such Warrant Shares will be fully paid and non-assessable.

4.4.       Consents. The grant and issuance of the Warrants and the Warrant Shares by the Company hereunder require no consent of, action by or in respect of, or filing with, any Person, governmental body, agency, or official other than filings that have been made pursuant to applicable U.S. state securities laws and post-sale filings pursuant to applicable U.S. state and federal securities laws and the rules and regulations of Nasdaq, which the Company undertakes to file within the applicable time periods.

4.5.       No Conflict, Breach, Violation or Default. The grant and issuance of the Warrants and the Warrant Shares in accordance with the provisions hereof will not conflict with or result in a breach or violation of (i) any of the terms and provisions of, or constitute a default under, the Company’s Articles of Association as in effect on the date hereof, or (ii) assuming the accuracy of the representations and warranties in Section 5, any applicable statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or its Subsidiaries, or any of their assets or properties.

4.6.       No Directed Selling Efforts or General Solicitation. Neither the Company nor any of its Subsidiaries nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer, grant or issuance any of the Warrants or Warrant Shares.

4.7.       No Integrated Offering. Neither the Company nor any of its Subsidiaries nor any Person acting on its behalf has, directly or indirectly, made any offers or sales of any security of the Company or solicited any offers to buy any security of the Company, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) for the exemption from registration for the transactions contemplated hereby or would require registration of the Shares under the 1933 Act.

4.8.       Minimum Consolidated Cash. At 31 December 2021, the Company’s consolidated balance sheet showed an adjusted cash balance at a normal working capital level (including (i) EUR 1,400,000 cash-in-transit and (ii) EUR 6,800,000 accounts receivable) of at least EUR 15,000,000. Such cash balance does not comprise cash that is subject to regulatory, exchange control or tax constraints, such that it cannot be accessed by the Company or its Subsidiaries within thirty (30) calendar days (i.e., trapped cash).

4.9.       No Filing or Stamp Taxes. There are no transfer, sales, use, stamp, registration and/or any other documentary taxes due or payable in Germany, the United States or the Netherlands by the Company or any of the Investors in respect of the granting of the Warrants or the issuance of the Warrant Shares under applicable laws.

5.       Representations and Warranties of the Investors. Without prejudice to the representations and warranties given by the Investors in the Securities Purchase Agreement, each of the Investors hereby, severally and not jointly, represents and warrants to the Company as of the date hereof and on each date when Warrant Shares are issued to such Investor that:

5.1.       Purchase Entirely for Own Account. The Warrants and Warrant Shares to be received by such Investor hereunder will be acquired for such Investor’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act without prejudice, however, to such Investor’s right at all times to sell or otherwise dispose of all or any part of such Warrant Shares in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by Investor to hold the Warrant Shares received by it for any period of time. Such Investor is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered.

5.2.       Investment Experience. Such Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Warrants and the Warrant Shares and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

5.3.       Restricted Securities. Such Investor understands that any Warrant Shares issued pursuant to an exercise of Warrants are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances.

5.4.       Legends. It is understood that, except as provided below, certificates and book entries evidencing any Warrants and any Warrant Shares may bear the following or any similar legend:

“The securities represented hereby have not been registered with the UNITED STATES Securities and Exchange Commission or the securities commission of any state in reliance upon an exemption from registration under the Securities Act of 1933, as amended, and, accordingly, may not be transferred unless (i) such securities have been registered for sale pursuant to the Securities Act of 1933, as amended, (ii) such securities may be sold pursuant to Rule 144, or (iii) the Company has received an opinion of counsel reasonably satisfactory to it that such transfer may lawfully be made without registration under the Securities Act of 1933, as amended. These securities are subject to transfer and other restrictions set forth in a WARRANT Agreement, dated JANUARY 31, 2022, A copY of which IS on file with the Company. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

If required by the authorities of any U.S. state in connection with the issuance of the Warrant Shares, the legend required by such state authority.

5.5.       Accredited Investor. At the time such Investor was offered the Warrants it was and, as of the date of the exercise of such Warrants, such Investor is an “accredited investor” within the meaning of Rule 501 under the 1933 Act. Such investor is a sophisticated institutional investor with sufficient knowledge, sophistication and experience in business, including transactions involving private placements in public equity, to properly evaluate the risks and merits of its purchase of the Shares. Such Investor has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Warrants and, upon the exercise of Warrants, Warrant Shares and participation in the transactions contemplated by this Agreement (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to such Investor, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under such Investor’s charter, bylaws or other constituent document or under any law, rule, regulation, agreement or other obligation by which such Investor is bound and (v) are a fit, proper and suitable investment for such Investor, notwithstanding the substantial risks inherent in investing in or holding the Warrants or the Warrant Shares.

5.6.       No General Solicitation. Such Investor did not learn of the investment in the Warrants and the Warrant Shares as a result of any general solicitation or general advertising.

5.7.       No Government Recommendation or Approval. Such Investor understands that no U.S. federal or state agency, or similar agency of any other country, has reviewed, approved, passed upon, or made any recommendation or endorsement of the Company or the grant or issuance of the Warrants and the Warrant Shares.

5.8.       No Intent to Effect a Change of Control. Such Investor has no present intent to effect a “change of control” of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the 1934 Act and under the rules of Nasdaq.

5.9.       No Rule 506 Disqualifying Activities. Such Investor has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the 1933 Act.

The Company acknowledges and agrees that the representations contained in this Section 5 shall not modify, amend or affect such Investor’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby.

6.       Survival and Indemnification.

6.1.       Survival. The representations, warranties, covenants, and agreements contained in this Agreement shall survive the Closing for a period of three hundred sixty five (365) days after the Maturity Date and thereafter shall have no further force and effect.

6.2.       Indemnification by the Company. The Company agrees to indemnify and hold harmless each of the Investors against any losses, claims, damages, liabilities or expenses, joint or several, to which such Investor may become subject (including in settlement of any litigation, if such settlement is effected with the written consent of the Company), insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based in whole or in part on the inaccuracy in the representations and warranties of the Company contained in this Agreement or the failure of the Company to perform its obligations hereunder, and will reimburse each Investor for legal and other documented expenses reasonably incurred by such Investor in connection with investigating, defending, settling, compromising or paying such loss, claim, damage, liability, expense or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon (i) the failure of such Investor to comply with the covenants and agreements contained herein, or (ii) the inaccuracy of any representations made by such Investor herein; provided further, that the Company’s liability under this Section 6.2 towards an Investor shall never exceed the Subscription Amount payable by the relevant Investor pursuant to this Agreement.

6.3.       Indemnification by Investors. Each Investor shall severally, and not jointly, indemnify and hold harmless the Company against any losses, claims, damages, liabilities or expenses to which the Company may become subject, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any failure by such Investor to comply with the covenants and agreements contained herein or (ii) the inaccuracy of any representation made by such Investor herein, and will reimburse the Company for any legal and other documented expense reasonably incurred, as such expenses are reasonably incurred by the Company in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action, provided, however, that the foregoing indemnity shall not apply to any damages which resulted from a breach of any of the Company’s representations, warranties, covenants or agreements contained in this Agreement or other Transaction Documents; provided further, that an Investor’s liability under this Section 6.3 towards the Company shall never exceed the Subscription Amount payable by that Investor pursuant to this Agreement.

6.4.       Indemnification Procedure. Promptly after any Investor or the Company (hereinafter, the “Indemnified Party”) has received notice of any indemnifiable claim hereunder, or the commencement of any action, suit or proceeding by a third Person, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Party shall give the indemnitor hereunder (the “Indemnifying Party”) written notice of such claim or the commencement of such action, suit or proceeding, but failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure. Such notice shall state the nature and the basis of such claim to the extent then known. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel who shall be reasonably acceptable to the Indemnified Party, any such matter as long as the Indemnifying Party pursues the same diligently and in good faith. If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party’s possession or control. Such cooperation of the Indemnified Party shall be at the cost of the Indemnifying Party. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (a) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (b) if (i) the Indemnifying Party has failed to assume the defense or employ counsel reasonably acceptable to the Indemnified Party or (ii) if the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then the Indemnified Party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle any indemnified claim without the consent of the Indemnified Party, unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, and does not include any admission of wrongdoing or malfeasance by, the Indemnified Party.

7.       Miscellaneous.

7.1.       Successors and Assigns. Subject to Section 2.2, this Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Investors. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective permitted successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.2.       Counterparts; Faxes; E-mail. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile or e-mail, which shall be deemed an original.

7.3.       Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.4.       Notices. All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by email, or (c) received or rejected by the addressee, if sent by registered mail, return receipt requested; in each case to the following addresses or email addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, email address or individual as a party may designate by notice to the other parties):

If to the Company:

Centogene N.V.

Am Strande 7

18055 Rostock

Germany

Attention: Rene Just, Chief Financial Officer

Email: rene.just@centogene.com

With a copy (which will not constitute notice) to:

NautaDutilh N.V.

Beethovenstraat 400

1082 PR Amsterdam

The Netherlands

Attn: Paul van der Bijl

Email: paul.vanderbijl@nautadutilh.com

Davis Polk & Wardwell London LLP

5, Aldermanbury Square

London EC2V 7HR

United Kingdom

Attention: Leo Borchardt

Email: leo.borchardt@davispolk.com

and

If to the Investors:

to the addresses as on file with the Company from time to time.

7.5.       Expenses. All costs and expenses associated with the consummation of the transactions contemplated hereby shall be borne by the Company, provided that the Company and each Investor shall bear the costs and expenses of its own legal, financial and other advisors engaged by it.

7.6.       Amendments and Waivers. Any term of this Agreement may be amended or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and each Investor.

7.7.       Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Investors without the prior written consent of the Company, except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the relevant Investor(s), to the extent reasonably practicable in the circumstances, shall allow the Company reasonable time to comment on such release or announcement in advance of such issuance.

7.8.       Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

7.9.       Entire Agreement. This Agreement, including the signature pages, exhibits attached hereto, and the other Transaction Documents constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

7.10.       Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

7.11.       No rescission, Nullification or Amendment. The parties hereto waive their rights under Sections 6:228 and 6:265 up to and including 6:272 of the Dutch Civil Code to rescind (ontbinden) and/or annul (vernietigen), or demand in legal proceedings the rescission (ontbinding) and/or annulment (vernietiging) in whole or in part of this Agreement, and their rights under Sections 6:230 and 6:258 of the Dutch Civil Code to request in legal proceedings the amendment of this Agreement.

7.12.       Governing Law; Jurisdiction. This Agreement shall be exclusively governed by and construed in accordance with Dutch law. Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with Dutch law. Any dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, shall be exclusively submitted to the jurisdiction of the competent court in Amsterdam, the Netherlands.

(signature pages follow)

Signature pages to a Warrant Agreement

/s/ Rene Just		/s/ H.V. Weckesser
Centogene N.V.		Centogene N.V.
Name	: R. Just	Name	: H.V. Weckesser
Title	: managing director	Title	: managing director

/s/ Guido Prehn
DPE Deutschland II A GmbH & Co. KG
Name	: Guido Prehn
Title	: managing director

/s/ Guido Prehn
DPE Deutschland II B GmbH & Co. KG
Name	: Guido Prehn
Title	: managing director

TVM Life Science Innovation II SCSp

/s/ Monica Morsch
Name	: Monica Morsch
Title	: Class B Manager

/s/ Ganash Lokanathen
Name	: Ganash Lokanathen
Title	: Class A Manager

/s/ Maxime de Thomaz de Bossierre
CareVentures Fund II S.C.Sp
Name	: Maxime de Thomaz de Bossierre
Title	: authorised signatory for
Careventures Fund II GP S.à r.l.
acting in its capacity as general partner of Careventures Fund II S.C.Sp

Schedule 1 – Investors and Warrants

Name of Investor	Number of Warrants
DPE Deutschland II A GmbH & Co. KG	329,639
DPE Deutschland II B GmbH & Co. KG	172,018
TVM Life Science Innovation II SCSp	447,909
CareVentures Fund II S.C.Sp	394,160
Total	1,343,727

Exhibit A - Exercise Notice

To:

Centogene N.V.

c/o Management Board and Supervisory Board

Am Strande 7

8055 Rostock

Germany

From:

[Warrant Holder]

[address]

[Date], [place].

Dear Sirs,

Reference is made to the warrant agreement dated January 31, 2022 between the undersigned, Centogene N.V. and certain other investors (the "Agreement"). Capitalised words and expressions used below have the meanings ascribed to them in the Agreement.

This is an Exercise Notice relating to the exercise of [number] Warrants. The undersigned Warrant Holder hereby irrevocably elects to exercise such Warrants to subscribe for [number] of Warrant Shares at the Exercise Price. On the date of this exercise notice, the undersigned Warrant Holder has paid the aggregate Exercise Price for such Warrant Shares by wire transfer to the bank account of the Company.

The undersigned Warrant Holder hereby acknowledges and affirms its representations and warranties as set out in Section 5 of the Agreement as of the date hereof.

Please issue the Warrant Shares in the name of the undersigned Warrant Holder in accordance with the Warrant and this exercise notice.

Yours sincerely,

[name]